NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 08, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 27, 2022, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to an offer to purchase and merger agreement between Trecora Resources and Balmoral Swan Merger Sub, Inc., a wholly owned subsidiary of Balmoral Swan Parent, Inc., which became effective prior to market open on June 27, 2022, each share of Trecora Resources Common Stock not previously tendered was converted into $9.81 per Share, net to the holders, in cash, without interest and less any applicable tax withholding. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 27, 2022.